Exhibit 12.1

DEX MEDIA WEST LLC

RATIO OF EARNINGS TO FIXED CHARGES

	Dex West Historical					Dex Media West LLC
	Year Ended December 31,				Period from January 1 to September 9, 2003	Period from September 10 to December 31, 2003	Period from September 10 to September 30, 2003	Unaudited Nine Months Ended September 30, 2004
(In thousands)	1999	2000	2001	2002
Earnings (loss) before income taxes	$217,017	$280,006	$329,990	$365,551	$243,193	$(45,462)	$(28,767)	$(3,082)
Interest expense	187,703	183,113	167,500	144,724	113,627	70,492	16,580	162,338
Interest expense on rentals (a)	2,807	2,599	3,063	2,396	1,969	872	121	1,917

Earnings available for fixed charges	$407,527	$465,718	$500,553	$512,671	$358,789	$25,902	$(12,066)	$161,173

Interest expense	$187,703	$183,113	$167,500	$144,724	$113,627	$70,492	$16,580	$162,338
Interest factor on rentals (a)	2,807	2,599	3,063	2,396	1,969	872	121	1,917

Fixed charges	$190,510	$185,712	$170,563	$147,120	$115,596	$71,364	$16,701	164,255

Ratio of earnings to fixed charges	2.1	2.5	2.9	3.5	3.1	—	—	—

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations and fixed charges include interest, whether expensed or capitalized, and an estimate of interest within rental expense. For the period from September 10 to December 31, 2003, the period from September 10 to September 30, 2003, and the nine months ended September 30, 2004, earnings were inadequate to cover fixed charges. The deficiencies were $45.5 million, $28.8 million, and $3.1 million, respectively.

(a)	The company uses one-third of rental expense as an estimation of the interest factor on its rental expense.

RATIO OF TOTAL DEBT TO OWNER’S EQUITY

(In thousands)	As of September 30, 2004
Total Debt	$3,014,800
Owner’s Equity	1,062,144
Ratio of Total Debt to Owner’s Equity	2.8

The ratio of total debt to owner’s equity is computed by dividing total debt by owner’s equity.